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FEB 27 2009

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106

SECURI ISSION

09059412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbury Piret Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

200 State Street, 12th Floor, Boston, MA 02109

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marguerite Piret (617) 367-7300

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN, LITWIN, RENZA & CO., LTD.

(Name - if *individual, state last, first, middle name)*

THREE TECH CIRCLE, P.O. BOX 3030, NATICK, MA 01760

(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, Marguerite Piret, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbury Piret Securities, Inc., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
□ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
□ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
□ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
□ (m) A copy of the SIPC Supplemental Report.
□ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditors report on internal accounting control.

* **For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

Financial Statements

December 31, 2008

(With Independent Auditors' Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Providence, RI • Natick, MA • Newport, RI

Three Tech Circle, Natick, MA 01760
Phone: 508-652-0000 • Fax: 508-651-8881
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

NEWBURY PIRET SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2008

Kahn, Litwin, Renza & Co., Ltd.
Providence, RI • Natick, MA • Newport, RI

Three Tech Circle, Natick, MA 01760
Phone: 508-652-0000 • Fax: 508-651-8881
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

THE DIRECTOR AND STOCKHOLDER
NEWBURY PIRET SECURITIES, INC.
BOSTON, MASSACHUSETTS

We have audited the accompanying statement of financial condition of Newbury Piret Securities, Inc. (a wholly owned subsidiary of Newbury, Piret Companies, Inc.) (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury Piret Securities, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Kahn, Litwin, Renza & Co., Ltd.

February 20, 2009

NEWBURY PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

KLR

ASSETS

CASH	$	3,164
MARKETABLE SECURITIES		21,405
PREPAID EXPENSES		369
DUE FROM PARENT COMPANY		13,900
	$	38,838

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE	$	4,755
ACCRUED EXPENSES		5,594
TOTAL LIABILITIES		10,349
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value		
Authorized 80,000 shares		
Issued and outstanding 2,723 shares		2,723
Additional paid-in capital		20,637
Retained earnings		5,129
TOTAL STOCKHOLDER'S EQUITY		28,489
	$	38,838

See accompanying notes to financial statements and independent auditors' report.

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUES:		
Commissions and fee income	$	20,700
Investment income		975
		21,675
OPERATING EXPENSES		15,790
NET INCOME	$	5,885

See accompanying notes to financial statements and independent auditors' report.

NEWBURY PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

KLR

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, December 31, 2007	$ 2,723	$ 20,637	$ 34,244	$ 57,604
NET INCOME	-	-	5,885	5,885
DISTRIBUTIONS	-	-	(35,000)	(35,000)
BALANCE, December 31, 2008	$ 2,723	$ 20,637	$ 5,129	$ 28,489

See accompanying notes to financial statements and independent auditors' report.

KLR

NEWBURY PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES:		
Net income	$	5,885
Changes in operating assets and liabilities:		
Prepaid expenses		443
Due from parent company		(13,900)
Accounts payable		4,547
Accrued expenses		(68)
NET CASH USED IN OPERATING ACTIVITIES		(3,093)
INVESTING ACTIVITIES:		
Purchase of marketable securities		(975)
Sale of marketable securities		32,025
NET CASH PROVIDED BY INVESTING ACTIVITIES		31,050
FINANCING ACTIVITIES:		
Distributions		(35,000)
NET DECREASE IN CASH		(7,043)
CASH, beginning of year		10,207
CASH, end of year	$	3,164

See accompanying notes to financial statements and independent auditors' report.

NEWBURY PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

A. Line of Business:

Newbury Piret Securities, Inc. (the Company) is a registered securities broker-dealer. The Company does not hold funds or securities for the accounts of its customers and thus claims an exemption from the requirements of Securities and Exchange Rule 15c3-3.

B. Summary of Significant Accounting Policies:

Commission Income - Commission income is recognized based upon the trade date of the underlying transaction.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Securities Owned:

Marketable securities represent readily marketable shares of a mutual fund invested in money market instruments, primarily United States Government obligations, bank obligations and commercial paper. The fund manages its portfolio to maintain a constant market price per share of $1.00.

Financial Accounting Standards Board (FASB) Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

KLR

C. Securities Owned (Continued):

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the Company's fair value hierarchy for its securities, measured at fair value on a recurring basis:

Marketable securities	Level 1

D. Taxes on Income:

The Company files its tax returns on a consolidated basis with its parent company, which has elected to be treated as an S-Corporation for federal and state income tax purposes whereby the stockholders report all income and losses on their individual tax returns. Accordingly, no taxes on income have been provided.

E. Related Party Transactions:

The Company is co-located with its parent. During 2008, under an agreement dated March 12, 2008, the Company charged its parent $20,700 for providing the use of its broker-dealer license. Similarly, under an agreement dated on the same date, the Company paid $5,139 to its parent for its share of allocated indirect overhead costs and certain direct costs. The above amounts are charged and paid monthly and are subject to periodic review.

F. Subordinated Liabilities:

The Company did not have any subordinated liabilities at any time during the year.

KLR

G. Net Capital Requirement Under Rule 15c3-1:

The Company's net capital as calculated under the uniform net capital rule (Rule 15c3-1) is as follows:

Stockholder's equity as of December 31, 2008	$	28,489
Prepaid expenses		(369)
Due from parent company		(13,900)
Haircut on marketable securities		(428)
Net capital as of December 31, 2008	$	13,792
Minimum required	$	5,000

Following is a reconciliation of the Company's December 31, 2008 unaudited Part II of Form X-17A-5 filed previously to the Company's net capital as calculated above:

Net capital as reported on Part II of Form X-17A-5	$	13,639
Adjustment to accrued expenses		153
Net capital as above	$	13,792

H. Recent Accounting Pronouncements:

In 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the enterprise's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

KLR

H. Recent Accounting Pronouncements (Continued):

FIN 48 must be applied to all existing tax positions upon its initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. Implementation of FIN 48 will require management to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by taxing authorities (i.e., generally the last four tax year-ends and the interim tax period since then). The Company has no tax examinations in progress.

In 2008, the FASB issued FASB Staff Position No. 48-3 which permits nonpublic companies to defer the effective date of FIN 48 until fiscal years beginning after December 15, 2008. The deferral period is intended to give the FASB additional time to develop guidance on the application of FIN 48 to pass-through entities and not-for-profit organizations, as well as to amend the disclosure requirements for nonpublic enterprises. Management has elected to defer the application of FIN 48 for the year ending December 31, 2008 and will continue to evaluate uncertain tax positions in accordance with FASB Statement No. 5, "Accounting for Contingencies".

Kahn, Litwin, Renza & Co., Ltd.
Providence, RI • Natick, MA • Newport, RI

Three Tech Circle, Natick, MA 01760
Phone: 508-652-0000 • Fax: 508-651-8881
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants
and Business Consultants

THE DIRECTOR AND STOCKHOLDER
NEWBURY PIRET SECURITIES, INC.
BOSTON, MASSACHUSETTS

In planning and performing our audit of the financial statements of Newbury Piret Securities, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kahn, Litwin, Renza & Co., Ltd.

February 20, 2009